SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS 1Q08 NET INCOME OF R$ 767 MILLION. NET REVENUE REACHES
R$3.0 BILLION AND EBITDA TOTALS R$ 1.3 BILLION

São Paulo, Brazil, May 7, 2008

Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2008 (1Q08), in accordance with Brazilian accounting principles and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the first quarter of 2007 (1Q07), unless otherwise stated. On March 31, 2008, the Real/US Dollar exchange rate was R$ 1.749.

Executive Summary

  CSN posted a 1Q08 net income of R$ 767 million, 51% up on the previous quarter and flat over the 1Q07, when the Company recognized non-recurring gains of R$ 255 million (net) from the transaction involving the offer for all the shares of the UK-based Corus group;

  Steel product sales volume totaled 1.4 million tones in 1Q08, a new first quarter record, 17% up on the first quarter of 2007 and flat when compared to 4Q07, a period when sales are traditionally higher prior to the end-of-year holidays;

  The domestic market accounted for 80% of quarterly sales volume and the exports for 20%. In March 2008, the ratio of sales on the domestic market, where margins are traditionally higher, over total sales volume reached the record level of 84%;

  First-quarter net revenue totaled R$ 3.0 billion, a quarterly record, 22% up year-on-year and slightly more than the 4Q07, when sales are traditionally higher;

  The Company recorded a 38% share of the domestic flat steel market, led by tin plate, galvanized, hot-rolled and cold-rolled which posted respective growth of 1%, 4%, 3% and 6% over 4Q07;

  1Q08 EBITDA came to R$ 1.3 billion, 26% more than in the 1Q07 and 1% higher than the 4Q07, while the EBITDA margin stood at 42%, 1.5 p.p. wider year-on-year and flat in quarter-over-quarter terms. In the last seven years, CSN’s EBITDA margin has never fallen below 40%;

Investor Relations Team

On March 31, 2008	- IR Executive Officer: Otavio de Garcia Lazcano
• Bovespa: CSNA3 R$ 62.6/share	- Manager: David Moise Salama - (+55 11) 3049-7588
• NYSE: SID US$ 36.0 /ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Total no. of shares = 804.203.838	- Analyst: Priscila Kurata - (+55 11) 3049-7526
• Market Cap: R$ 48 billion/US$ 28 billion	- Mkt & Communications: Chrystine Pricoli - (+55 11) 3049-7591
- Trainee: Caio de Carvalho – (+55 11) 3049-7593
invrel@csn.com.br

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  Net debt closed the quarter at R$ 4.8 billion, R$ 1.3 billion down on the 1Q07 and stable in relation to the previous quarter, even after the dividend payment and investments of R$ 800 million and R$ 400 million, respectively. The LTM net debt/EBITDA ratio stood at 0.93x and the debt-to-equity ratio at 2.17;

  CSN’s shares appreciated by 19% in the 1Q08 and by 111% in the last 12 months. Appreciation in dollars came to 21% and 148%, respectively.

  Through March 31, 2008, total shareholder returns came to 1,963% in the last 5 years and 122% in the last 12 months. Through May 5, 2008, figures stood at 2,120% and 147%, respectively.

  In the 1Q08, CSN’s shares appreciated by 19%, the 5th highest among all the companies listed on the BOVESPA. In the same period. CSN’s ADR’s moved up 21% on the NYSE, the 8th highest among all the Latin American ADRs.

  As a result of this healthy share performance, on May 6, 2008, the Company’s market capitalization (including shares held in treasury) totaled US$ 35 billion, the 5th highest among all the world’s steelmakers.

Consolidated Highlights	1Q07	4Q07	1Q08	1Q08 X 1Q07	1Q08 X 4Q07
				(Chg%)	(Chg%)
Crude Steel Production	1,321	1,274	1,242	-6.0%	-2.5%
Sales Volume (thousand t)	1,195	1,412	1,393	16.6%	-1.3%
Domestic Market	719	1,018	1,115	55.1%	9.6%
Exports	476	394	277	-41.7%	-29.6%
Net Revenue per unit (R$/t)	1,781	1,742	1,803	1.2%	3.5%
Financial Data (RS MM)
Net Revenue	2,485	3,013	3,030	22.0%	0.6%
Gross Profit	1,008	1,192	1,223	21.4%	2.6%
EBITDA	1,015	1,266	1,283	26.4%	1.3%
EBITDA Margin	40.9%	42.0%	42.3%	1.5 p.p	0.3 p.p
Net Profit (R$ MM)	763	508	767	0.6%	51.0%
Net Debt (R$ MM)	6,050	4,804	4,780	-21.0%	-0.5%

Economic and Steel Scenario

Brazil

Brazil’s economy remained buoyant throughout the 1Q08, with the strong expansion of credit, the growth in the bulk of wages and the increase in investments all helping to fuel industrial activity.

The overall macroeconomic outlook remains favorable, both in 2008 and 2009. Average GDP growth estimates for 2008 increased from 4.5% to 4.6%, while the 2009 forecast remained stable at 4%.

Agriculture, industry and services are expected to record growth of 4.9%, 4.7% and 4.4%, respectively, in 2008, followed by 4.5%, 4.4% and 4.1% in 2009.

As for inflation, market expectations for the 2008 consumer IPCA index have risen to 4.8%, which is above the target imposed by the Brazilian Central Bank, although the estimate for 2009 (4.4%) remains unchanged. The projections for the general IGP-M index are 6.3% for 2008 and 4.5% for 2009.

As a result of the high installed capacity use coupled with the recent increase in food prices, the Central Bank increased the SELIC (Brazil’s base rate) by 0.5 p.p. to 11.75% p.a. The year-end SELIC is estimated at 13% p.a., falling back to 11.5% p.a. at the close of 2009.

Despite prospects of a higher base interest rate, the total credit is still expected to grow by 22% this year, with individual and corporate loans rising by 25% and 24%, respectively (Focus/Febraban figures).

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On the sector front, the healthy state of the Brazilian economy was reflected in the 1Q08 numbers for domestic steel product sales.

Domestic crude steel output totaled 8.6 million tonnes in the quarter, 8.1% up on the 1Q07.

Total rolled production volume moved up 6.5% to 6.5 million tonnes, while production of rolled flat products grew by 1.7% to 3.9 million tonnes.

In the 1Q08 total domestic sales volume jumped 22% year-on-year, with rolled flat and long steel volumes climbing by 19.0% and 27%, respectively.

The steel consuming sectors also did well, especially the automotive, home appliance/OEM, construction and domestic utility industries.

The automotive industry continued to shine. Vehicle production totaled 783,000 units in the 1Q08, 19% up year-on-year. The outlook for the rest of the year is equally promising, with ANFAVEA (the auto manufacturers’ association) predicting annual output of 3.2 million units. Domestic vehicle sales moved up 31.4% to 648,000 units.

The home appliance/OEM sector, which grew by 11% in 2007, continued to expand in the first two months of 2008, recording year-on-year growth of 9%. Increased earnings and credit are expected to fuel the industry growth (IBS).

In March 2008, the flat steel distribution industry recorded its best-ever month, with sales of 336,000 tonnes. This strong domestic demand is leading the steelmakers to prioritize the domestic market, where prices are currently more attractive than they are abroad.

The outlook for the construction industry in 2008 is even better than in 2007, with expected growth of around 12%, driven by the growth in housing incentive measures, the PAC’s infrastructure and sanitation projects, increased residential construction and sales, and better financing facilities (IBS).

International Market

USA

The US economy is showing signs of slowing, due to the impact of the US sub-prime mortgage crisis and its effects on the banking system, employment, spending and consumer confidence. However, a combination of an increase in the main raw material prices (iron ore, coal and coke), exceptionally low distributors’ inventories and the devaluation of the dollar against the other currencies in an economy that is a net steel product importer to the tune of around 30 million tonnes per year, have pushed up prices by an average 90% since the beginning of the year.

EUROPE

European prices have firmed up in recent months due to higher raw material costs and the reduction in imports from China following the country’s decision to remove export benefits and impose taxes. Prices have gone up by 50% on average since January.

ASIA

The Chinese authorities announced a series of steel export restrictions throughout 2007, including the elimination of rebates on hot-rolled and coated products and the imposition of export taxes on certain items. These measures were announced after China had made export licenses obligatory for steel traders.

The program to modernize the Chinese steel industry has led to the closure of small local plants due to obsolete equipment and low profitability.

China’s economy recorded year-on-year growth of more than 10% in the first quarter, even though production fell somewhat due to severe weather conditions.

Steel product prices moved up throughout the entire region, reaching one of their highest levels since 2003, and they could rise even further, given the strong pressure on production input costs.

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Chinese steel output looks set to grow by 8% in 2008, reaching 530 million tonnes. The majority will almost certainly go to the domestic market, given the deep structural changes that are occurring in Chinese society with increasing urbanization and the consequent need for infrastructure and residential construction.

Production

The Presidente Vargas Steelworks produced 1.2 million tonnes of crude steel in the 1Q08, 6% less than in the 1Q07 and 2.5% down on the previous quarter.

First-quarter rolled steel output totaled 1.2 million tonnes, very similar to the 1Q07 figure.

Production (in thousand t)				Change (%)
	1Q07	4Q07	1Q08	1Q08 x 1Q07	1Q08 x 4Q07
Crude Steel (P Vargas Mill)	1,321	1,274	1,242	-6.0%	-2.5%
Purchased Slabs from Third Parties	24	0	0	-100.0%	-

Total Crude Steel	1,345	1,274	1,242	-7.7%	-2.5%

Rolled Products * (UPV)	1,171	1,298	1,169	-0.2%	-10.0%

* Products delivered for sale, including shipments to CSN Paraná and GalvaSud.

Production Costs (Parent Company)

CSN’s total production costs came to R$ 1.14 billion in the first quarter, R$ 45 million (or 3.7%) down year-on-year, chiefly due to the following factors:

  Raw materials: A total reduction of R$ 87 million, due to:
-	Third-party slabs: No-use of slabs acquired from third parties in the 1Q08, generating savings of R$ 23 million in relation to 1Q07 production costs;
-	Zinc: decline of R$ 48 million, basically due to the metal’s lower price, plus the period appreciation of the Real;
-
Coal: reduction of R$ 19 million, also primarily due to the appreciation of the Real. The average cost was R$ 254/t. These costs were not affected by the 200% increase imposed by Australian producers as of April/08, which raised the FOB price to US$ 300/t. In fact, the impact on production costs will only be felt as of July/08, since the Company has sufficient stocks for a further two months. In addition, CSN acquires coal from the US, whose own price increases will take place in July, affecting costs as of the third quarter;

-	Coke: expenses increase of R$ 10 million, due to increased consumption.

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The average cost was R$ 461/t and there has been no impact as yet from the recent price hikes, since the Company has sufficient stocks for three months of production.
Other raw materials: reduction of R$ 7 million;

  Labor: growth of R$ 17 million (19%), thanks to the 5% pay rise in May/07 and the 20% increase in production staff;

  Depreciation: upturn of R$ 20 million due to the revaluation of the Company’s assets in the 1H07;

  Others: other costs moved up by R$ 5 million.

Sales

Total Sales

Rolled steel sales volume totaled 1.4 million tonnes in the 1Q08, 17% up on the 1Q07 and in line with the 4Q07.

Domestic Market

Domestic sales volume came to 1.1 million tonnes, 10% up on the 4Q07 and 55% up year-on-year. National sales have been moving up substantially since the beginning of 2007, climbing from 60% of total volume in the 1Q07, to 80% in the 1Q08, thanks to CSN’s strategy of prioritizing the home market, thanks to more attractive prices than international ones, coupled with the healthy performance of Brazil’s economy, which fueled demand from steel consuming sectors.

In March/08, 84% of CSN’s consolidated steel product sales volume went to the domestic market, a new all-time record; in the case of the parent company, the ratio was 93%.

Export Market

On the other hand, export volume has been falling in recent months due to the increased routing of sales to the domestic market. In the 1Q08, they accounted for 20% of total sales, down from 40% in the 1Q07.

Market Share and Product Mix

The Company’s share of the domestic flat steel market (hot-rolled, cold-rolled, galvanized and tin mill products) has

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been expanding steadily and reached 38% in the 1Q08, led by tin plate, galvanized, hot-rolled and cold-rolled. CSN recorded respective market shares of 99%, 49%, 34% and 26% for these product lines, representing growth of 1%, 4%, 3% and 6%, respectively, over the previous quarter.

In the 4Q07, CSN had a 47% share of the construction market, 42% of the distribution market, 36% of the home appliance/OEM market, 21% of the automotive market and a massive consolidated 99% share of the steel packaging market.

Coated products accounted for 47% of quarterly sales volume.

Prices

On the domestic market, average domestic net revenue per tonne in the 1Q08 remained in line with the previous quarter at more than US$ 1,000/t.

In March/08, the Company raised the price of certain products, as follows: hot-rolled, 13.5%; cold-rolled, 8.5%; galvanized, 3.5% and tin plate, 6%. In addition, further increases have been announced for May, namely: hot-rolled, 15%; cold-rolled, 11%; galvanized, 6.5% and tin plate, 6%. The impact on the Company’s revenue will be felt as of the 2Q08.

Despite the appreciation of the Real against the dollar, average export prices in Reais moved up 14%, when compared to 4Q07 thanks to the international price recovery and the improved product mix.

Despite the big 1Q08 upturn, there is still room for further increases in months ahead. Steel Business Briefing’s Global Market Outlook report contains a survey conducted last February with global steel market players in which 82% of interviewees expected prices to move up in the second quarter.

Mining

• PRODUCTION

The Casa de Pedra mine produced 4.1 million tonnes in the 1Q08.

Nacional Minérios (NAMISA) produced 1.2 million tonnes in the 1Q08, while its iron ore purchases from third parties totaled 1.0 million tones in the same period.

The Presidente Vargas Steelworks absorbed 1.8 million tonnes.

• SALES

Consolidated iron ore sales came to 3.6 million tonnes in the 1Q08.

Exports reached 2.8 million tonnes, accounting for 77% of total period sales. The domestic market accounted for 0.8 million tonnes, or 23% of the total.

It is worth noting that the rotary railcar dumper entered the pre-operational phase this quarter. This equipment will raise the Porto de Itaguaí’s iron-ore handling and loading capacity to 30 million tpa.

• INVENTORIES

The Company closed the first quarter with iron ore inventories of around 12 million tonnes.

Net Revenue

Net revenue totaled R$ 3.0 billion in the 1Q08, a new record posted by the Company, 22% up year-on-year and slightly higher than the previous three months, thanks to the massive concentration of sales in the domestic market, as dealt with earlier in this report.

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Net Revenue (1Q08)	STEEL			MINING *			OTHER	TOTAL

	Domestic	Exports	Total	Domestic	Exports	Total
Volume (thousand tonnes)	1,115	277	1,393	853	2,780	3,632	-	-
Net Revenue (R$ MM)	2,069	443	2,512	46	208	254	264	3,030

* Including only iron ore figures.

Operating Revenue and Expenses

Operating expenses came to R$ 320 million in the 1Q08, R$ 6 million higher than the previous quarter, chiefly due to the R$ 31 million upturn in selling expenses, in turn caused by domestic market sales efforts. This was partially offset by the R$ 25 million reduction in G&A and other operating expenses.

In year-on-year terms, these expenses had a negative variation of R$ 159 million, thanks to the non-recurring accounting impact of CSN’s participation in the Corus acquisition auction in the 1Q07.

EBITDA

First-quarter EBITDA totaled R$ 1.3 billion, 26% up year-on-year primarily due to the upturn in revenue. In quarter-over-quarter terms, EBITDA edged up by 1%.

Once again the EBITDA margin exceeded 40%, reaching 42%, 1.5 p.p. above the 1Q07 and 0.3 p.p. up on the 4Q07.

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Financial Result and Net Debt

The 1Q08 net financial result was positive by R$ 121 million, a R$ 306 million improvement over the previous three months due to the following factors:

  The non-recurring addition of R$ 391 million to provisions for IPI premium credits on exports in the 4Q07;
  A R$ 54 million reduction in gains from financial investments in the 1Q08;
  The R$ 44 million negative effect of the reduced appreciation of the Real in the 1Q08 versus the 4Q07.

Net debt closed the first quarter at R$ 4.78 billion, virtually identical to the R$ 4.80 billion recorded at the end of 2007. The net debt/EBITDA ratio, based on EBITDA in the last 12 months, continued to fall, declining from 0.99x in the 4Q07 to 0.93x in the 1Q08.

Non-operating Revenue / Expenses

The Company posted a net non-operating expense of R$ 1 million in the 1Q08, versus a net expense of R$28 million in the 4Q07, primarily due to fixed asset write-offs in the latter quarter.

Income Taxes

Income and social contribution taxes totaled R$ 198 million in the 1Q08, chiefly due to the increase in taxable income over the 4Q07.

Net Income

CSN posted a 1Q08 net income of R$ 767 million, 51% up on the previous quarter, basically due to non-recurring addition of R$ 391 million to provisions for IPI premium credits on exports in the 4Q07.

Capex

First-quarter investments totaled R$ 374 million, R$ 222 million of which went to the parent company and R$ 152 million to the subsidiaries, mostly to the following projects and companies:

CSN:

  Expansion of the Casa de Pedra mine: R$ 87 million;
  Maintenance and repairs: R$ 43 million;
  Expansion of the port of Itaguaí: R$ 9 million;

Subsidiaries:

  MRS (transportation and logistics): R$ 57 million;
  CSN Cimentos: R$ 43 million;
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  CFN: R$ 17 million;
  CSN Aços Longos: R$ 13 million;
  CFM: R$ 5 million.

The remainder went to other projects, especially technological improvements in the Company and its subsidiaries.

Working Capital

On March 31, 2008, working capital totaled R$ 1.2 billion, 7% down on the end-of-2007 figure. The reduction was essentially due to reduced assets, particularly the R$ 247 million decline in “Inventories” and the R$ 128 million slide in Advances to Suppliers. However, this impact was partially offset by the R$ 336 million reduction in liabilities, especially “Suppliers” and “Taxes Payable”, the latter being impacted by the booking of additional provisions for IPI premium credits in the 4Q07.

The average 1Q08 supplier payment period fell from 73 days, in the 4Q07, to 54 days, while the average client payment period dropped from 19 to 17 days. The average inventory turnover fell by 22 days, from 131 to 108.

			R$ MM
			Chg.
WORKING CAPITAL	Dec/2007	Mar/2008	1Q08 x 4Q07
Assets	3,710	3,285	425

Cash	225	176	49
Accounts Receivable	744	743	1
- Domestic Market	813	837	(24)
- Export Market	47	40	7
- Allowance for Debtful	(116)	(134)	18
Inventory	2,420	2,173	247
Advances to Suppliers	321	193	128

Liabilities	2,401	2,065	336

Suppliers	1,347	1,083	264
Salaries and Social Contribution	110	105	5
Taxes Payable	944	765	179
Advances from Clients	0	112	(112)

Working Capital	1,309	1,220	89

TURN OVER RATIO			Chg.
Average Periods	Dec/2007	Mar/2008	1Q08 x 4Q07
Receivables	19	17	2
Supplier Payment	73	54	19
Inventory Turnover	131	108	22

Capital Market

Share Performance

Despite the 5% decline in the IBOVESPA and the 8% slide in the Dow Jones in the 1Q08, CSN’s shares recorded a positive performance on both the BOVESPA and the NYSE, appreciating by 19% and 21% respectively.

Average daily traded volume also moved up in both markets. Growth on the Brazilian exchange came to 16%, from close to R$ 132 million in the end of 2007 to R$ 154 million in the 1Q08. In New York, volume climbed by an even more impressive 62%, from US$ 90 million to US$ 146 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q07 *	4Q07 *	1Q08
N# of shares	804,203,838	804,203,838	804,203,838

Market Capitalization
Closing price (R$/share)	28.16	52.53	62.56
Closing price (US$/share)	14.28	29.86	35.99
Market Capitalization (R$ million)	21,666	40,423	48,138
Market Capitalization (US$ million)	10,988	22,976	27,693

Variation
CSNA3 (%)	38%	25%	19%
SID (%)	43%	27%	21%
Ibovespa	3%	6%	-5%
Dow Jones	-1%	-4%	-8%

Volume
Average daily (n# of shares)	979,193	952,785	2,629,207
Average daily (R$ Thousand)	72,710	132,254	154,310
Average daily (n# of ADR´s)	1,073,605	1,151,640	4,331,746
Average daily (US$ Thousand)	38,595	89,943	145,989

Source: Economática and Bloomberg
* Prices and number of shares for 1Q07 and 4Q07 were adjusted in order to reflect the effect of the split held on January 22, 2008.

Stock Split and Shareholder Payout

The EGM of January 22, 2008 approved a 3:1 stock split, i.e. each share was represented by three shares. Consequently, as of that date, the Company’s capital has totaled R$1,680,947,363.71, divided into 804,203,838 common shares. The ratio of one CSN share for one ADR (American Depositary Receipt) was maintained.

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The AGM of April 18, 2008 approved the payment of R$ 2,115 million to shareholders as dividends and interest on equity. Of this total, R$ 800 million was paid as an advance on January 8, 2008 (R$ 665 million in dividends and R$ 135 million in interest on equity) and the remaining R$ 1,315 million (R$ 1,244 million in dividends and R$ 71 million in interest on equity was paid on May 5, 2008.

10

Company Performance

In 2008 until one day before Standard & Poor's raised Brazil’s risk rating to investment grade, which triggered a huge stock-market surge, CSN’s shares had appreciated by 36%, one of the highest levels among those stocks making up the IBOVESPA index. As a result, the Company’s market capitalization reached US$ 35 billion on May 6, 2008 the 5th highest of all the world’s steelmakers.

Ranking	Company	Mkt Cap(US$ bi)

1st	Arcelor Mittal	134.4
2nd	Posco	44.2
3rd	Nippon Steel	39.4
4th	Evraz	36.4
5th	CSN	35.8
6th	Baoshan Iron/Steel	34.6
7th	JFE Holdings	33.7
8th	Thyssenkrupp	33.7
9th	Gerdau	30.1
10th	Usiminas	25.5

Source: Bloomberg - May 06th, 2008

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Webcast - 1Q08 Results Presentation– Faria Lima

CSN is pleased to invite you to participate in its 1Q08 Results Webcast, with simultaneous translation into English, as follows:

Presentation in Portuguese with simultaneous translation into English Wednesday, May 7 8:30 am – Brasília time 7:30 am – New York time Webcast: www.csn.com.br/ir

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a steel complex comprising investments in infrastructure and logistics whose operations include captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5.6 million tons of crude steel and consolidated gross revenues of R$ 14.4 billion in 2007, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure our financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

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INCOME STATEMENT
CONSOLIDATED - Corporate Law - R$ Thousand
	1Q07	4Q07	1Q08
Gross Revenue	3,078,691	3,868,520	3,951,881
Gross Revenue deductions	(594,009)	(855,586)	(921,656)
Net Revenues	2,484,682	3,012,934	3,030,225
Domestic Market	1,682,041	2,307,712	2,359,335
Export Market	802,641	705,222	670,890
Cost of Good Sold (COGS)	(1,476,874)	(1,820,828)	(1,806,750)
COGS, excluding depreciation	(1,243,878)	(1,512,142)	(1,494,863)
Depreciation allocated to COGS	(232,996)	(308,686)	(311,887)
Gross Profit	1,007,808	1,192,106	1,223,475
Gross Margin (%)	40.6%	39.6%	40.4%
Selling Expenses	(139,579)	(128,378)	(159,056)
General and andminstrative expenses	(86,099)	(106,349)	(93,350)
Depreciation allocated to SG&A	(12,961)	(13,585)	(13,354)
Other operation income (expense), net	77,645	(65,933)	(54,170)
Operating income before financial equity interests	846,814	877,861	903,545
Net Financial Result	54,163	(184,999)	121,291
Financial Expenses	(337,315)	(654,951)	(260,785)
Financial Income	194,460	298,139	245,260
Net monetary and forgain exchange variations	197,018	171,813	136,816
Equity interest in subsidiary	(27,751)	(27,104)	(58,050)
Operating Income (loss)	873,226	665,758	966,786
Non-operating income (expenes), Net	180,241	(27,845)	(1,071)
Income Before Income and Social Contribution Taxes	1,053,467	637,913	965,715
(Provision)/Credit for Income Tax	(247,558)	(335,368)	(100,506)
(Provision)/Credit for Social Contribution	(67,212)	(126,329)	(26,492)
Deferred Income Tax	18,297	245,105	(51,847)
Deferred Social Contribution	5,910	86,778	(19,566)

Net Income (Loss)	762,903	508,098	767,305

EBITDA	1,015,126	1,266,065	1,282,956
EBITDA Margin (%)	40.9%	42.0%	42.3%
Adjusted EBITDA	1,015,126	1,266,065	1,282,956
Adjusted EBITDA Margin	40.9%	42.0%	42.3%

13

INCOME STATEMENT
PARENT COMPANY - Corporate Law - R$ Thousand
	1Q07	4Q07	1Q08
Gross Revenues	2,431,278	2,979,492	3,104,282
Gross Revenues deductions	(482,279)	(709,231)	(778,609)
Net Revenues	1,948,999	2,270,261	2,325,673
Domestic Market	1,452,456	1,931,520	2,056,746
Export Market	496,543	338,742	268,927
Cost of Good Sold (COGS)	(1,180,380)	(1,339,886)	(1,381,399)
COGS, excluding depreciation	(987,839)	(1,077,357)	(1,108,945)
Depreciation allocated to COGS	(192,541)	(262,529)	(272,454)
Gross Profit	768,619	930,375	944,274
Gross Margin (%)	39.4%	41.0%	40.6%
Selling Expenses	(66,926)	(78,297)	(99,160)
General and andminstrative expenses	(54,015)	(77,833)	(64,826)
Depreciation allocated to SG&A	(5,874)	(6,121)	(5,995)
Other operation income (expense), net	(38,622)	(41,130)	(47,002)
Operating income before financial equity interests	603,182	726,994	727,291
Net Financial Result	(94,744)	(463,562)	(256,152)
Financial Expenses	(274,762)	(622,371)	(235,015)
Financial Income	(105,257)	(49,606)	137,189
Net monetary and forgain exchange variations	285,275	208,415	(158,326)
Equity interest in subsidiary	487,695	282,552	443,918
Operating Income (loss)	996,133	545,984	915,057
Non-operating income (expenes), Net	(1,023)	(11,966)	(1,160)
Income Before Income and Social Contribution Taxes	995,110	534,018	913,897
(Provision)/Credit for Income Tax	(159,446)	(297,415)	(56,299)
(Provision)/Credit for Social Contribution	(56,538)	(109,417)	(20,005)
Deferred Income Tax	(18,130)	252,545	(48,426)
Deferred Social Contribution	(7,509)	90,640	(18,069)

Net Income (Loss)	753,488	470,372	771,097

EBITDA*	840,219	1,036,774	1,052,742
EBITDA Margin (%)	43.1%	45.7%	45.3%
Adjusted EBITDA	840,219	1,036,774	1,052,742
Adjusted EBITDA Margin	43.1%	45.7%	45.3%

14

BALANCE SHEET
Corporate Law - R$ Thousand
	Consolidated		Parent Company
	03/31/2008	12/31/2007	03/31/2008	12/31/2007
Current Assets	7,495,491	8,396,140	3,934,089	4,783,329
Cash and Cash Equivalents	176,144	225,344	39,515	26,223
Marketable securities	3,287,593	3,620,930	352,174	718,892
Trade Accounts Receivable	743,293	744,401	993,303	997,443
Inventory	2,172,750	2,419,745	1,548,787	1,780,473
Insurance claims	186,247	186,247	186,247	186,247
Deffered Income Tax and Social Contribution	416,789	512,076	308,858	407,205
Other	512,675	687,397	505,205	666,846
Non-Current Assets	18,673,832	18,656,101	22,308,897	21,825,272
Long-Term Assets	2,172,493	2,177,707	2,525,358	2,472,203
Investments	897,875	956,281	7,022,302	6,573,043
PP&E	15,381,477	15,295,642	12,598,577	12,618,843
Deferred	221,987	226,471	162,660	161,183

TOTAL ASSETS	26,169,323	27,052,241	26,242,986	26,608,601

Current Liabilities	5,497,626	6,844,150	5,185,902	6,523,450
Loans and Financing	1,617,487	1,827,988	1,406,708	1,736,506
Suppliers	1,083,421	1,346,789	875,483	1,046,600
Taxes and Contributions	870,281	1,054,376	652,416	764,223
Dividends Payable	1,364,596	2,115,881	1,364,596	2,115,881
Other	561,841	499,116	886,699	860,240
Non-Current Liabilities	12,410,699	12,665,830	12,706,943	12,457,541
Long-term Liabilities	12,405,610	12,660,694	12,706,943	12,457,541
Loans and Financing	6,734,380	6,930,891	7,258,292	6,944,740
Provisions for contingencies, net judicial deposits	2,512,687	2,461,472	2,425,395	2,377,289
Deferred Income and Social Contributions Taxes	2,019,211	2,068,614	1,898,651	1,946,806
Other	1,139,332	1,199,717	1,124,605	1,188,706
Future Period Results	5,089	5,136	-	-
Shareholders' Equity	8,260,998	7,542,261	8,350,141	7,627,610
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Revaluation Reserve	4,512,691	4,585,553	4,512,692	4,585,553
Earnings Reserve	2,015,368	2,019,161	2,104,510	2,104,510
Treasury Stock	(571,351)	(743,430)	(571,351)	(743,430)
Retained Earnings	623,313	-	623,313	-

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	26,169,323	27,052,241	26,242,986	26,608,601

15

CASH FLOW STATEMENT
CONSOLIDATED - Corporate Law - R$ Thousand
	1Q07	4Q07	1Q08
Cash Flow from Operating Activities	398,397	1,234,215	572,603
Net Income for the period	762,903	508,098	767,304
Net exchange and monetary variations	(241,389)	(201,720)	(69,021)
Provision for financial expenses	209,951	165,139	161,996
Depreciation, exhaustion and amortization	245,957	322,271	325,241
Fixed Assets Write-off	654,817	22,603	8,780
Equity results	27,750	27,102	58,050
Deferred income taxes and social contributions	(24,207)	(331,885)	71,413
Provisions	(214,765)	(163,475)	(554,557)
Working Capital	(1,022,620)	886,082	(196,603)
Accounts Receivable	(803,288)	166,654	(15,780)
Inventory	(32,360)	97,435	237,790
Suppliers	(119,583)	179,390	(263,368)
Taxes	81,512	1,231,724	(177,895)
Interest Expenses	(233,493)	(193,114)	(199,436)
Others	84,592	(596,007)	222,086
Cash Flow from Investment Activities	(259,704)	(863,072)	(412,214)
Investments	(1)	(401)
Fixed Assets/Deferred/Judicial Deposits	(259,703)	(862,671)	(412,214)
Cash Flow from Financing Activities	187,088	(174,863)	(837,180)
Issuances	2,170,629	299,490	217,372
Amortizations	(1,916,033)	(474,296)	(253,712)
Dividends/Equity Interest	(799)	(56)	(800,840)
Shares in treasury	(66,709)

Free Cash Flow	325,781	196,280	(676,791)

16

NET FINANCIAL RESULT
Consolidated - Corporate Law - R$ Thousand
	1Q07	4Q07	1Q08
Financial Expenses	(337,315)	(654,949)	(260,785)
Loans and financing	(209,951)	(165,169)	(161,996)
Local currency	(57,115)	(46,838)	(46,059)
Foreign currency	(152,836)	(118,331)	(115,937)
Taxes	(93,138)	(456,077)	(80,141)
Other financial expenses	(34,226)	(33,704)	(18,648)

Financial Income	194,460	298,139	245,260
Income from cash investments	76,891	47,393	32,939
Gains/Losses in derivative operations	99,137	212,965	173,862
Other income	18,432	37,781	38,459

Exchange and monetary variations	197,018	171,813	136,816
Net monetary change	(6,056)	(19,112)	(10,542)
Net exchange change	203,074	190,925	147,358
Net Financial Result	54,163	(184,998)	121,291

NET FINANCIAL RESULT
Parent Company - Corporate Law - R$ Thousand
	1Q07	4Q07	1Q08
Financial Expenses	(274,762)	(622,371)	(235,015)
Loans and financing	(60,946)	(55,279)	(45,704)
Local currency	(51,581)	(40,603)	(39,456)
Foreing currency	(9,365)	(14,676)	(6,248)
Transaction with subsidiaries	(100,919)	(91,558)	(98,046)
Taxes	(88,391)	(451,841)	(77,766)
Other financial expenses	(24,506)	(23,693)	(13,499)

Financial Income	(105,257)	(49,608)	137,189
Transaction with subsidiaries	4,084	29,191	(101,606)
Income from cash investments	3,050	1,286	919
Gains/Losses in derivative operations	(124,008)	(117,314)	197,373
Other income	11,617	37,230	40,503

Exchange and monetary variations	285,275	208,415	(158,326)
Net monetary change	(4,819)	(13,783)	(10,290)
Net exchange change	290,094	222,198	(148,036)
Net Financial Result	(94,744)	(463,563)	(256,152)

17

SALES VOLUME
Consolidated - Thousand t
	1Q07	4Q07	1Q08
DOMESTIC MARKET	719	1,018	1,115
Slabs	16	26	22
Hot Rolled	257	440	486
Cold Rolled	112	141	185
Galvanized	187	258	281
Tin Plate	147	152	142
EXPORT MARKET	476	394	277
Slabs	105	81	-
Hot Rolled	33	20	13
Cold Rolled	41	34	29
Galvanized	208	153	174
Tin Plate	89	106	61
TOTAL MARKET	1,195	1,412	1,393
Slabs	121	107	22
Hot Rolled	290	460	500
Cold Rolled	153	176	213
Galvanized	395	410	455
Tin Plate	236	258	203

SALES VOLUME
Parent Company - Thousand t
	1Q07	4Q07	1Q08
DOMESTIC MARKET	753	1,003	1,116
Slabs	16	26	22
Hot Rolled	257	436	482
Cold Rolled	140	195	245
Galvanized	181	211	220
Tin Plate	159	135	148
EXPORT MARKET	371	262	153
Slabs	30	81	-
Hot Rolled	119	43	60
Cold Rolled	51	10	2
Galvanized	96	35	32
Tin Plate	75	93	59
TOTAL MARKET	1,124	1,265	1,269
Slabs	46	107	22
Hot Rolled	376	479	542
Cold Rolled	191	205	247
Galvanized	277	246	251
Tin Plate	234	227	206

18

NET REVENUE PER UNIT
Consolidated - In R$/t
	1Q07	4Q07	1Q08
DOMESTIC MARKET	1,926	1,872	1,854
EXPORT MARKET	1,563	1,406	1,597
TOTAL MARKET	1,781	1,742	1,803
Slabs	855	857	832
Hot Rolled	1,374	1,458	1,449
Cold Rolled	1,573	1,632	1,648
Galvanized	2,051	2,119	2,052
Tin Plate	2,438	2,092	2,382

NET REVENUE PER UNIT
Parent Company - In R$/t
	1Q07	4Q07	1Q08
DOMESTIC MARKET	1,786	1,743	1,740
EXPORT MARKET	1,328	1,195	1,343
TOTAL MARKET	1,635	1,630	1,692
Slabs	744	842	832
Hot Rolled	1,247	1,414	1,399
Cold Rolled	1,418	1,558	1,574
Galvanized	2,039	2,303	2,224
Tin Plate	2,132	1,788	2,049

Dolar Exchange Rate
in R$ / US$

	1Q 07	2Q 07	3Q 07	4Q 07	1Q 08
End of Period	2.050	1.926	1.839	1.771	1.749
Change %	-4.12%	-6.05%	-4.52%	-3.69%	-1.24%

19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.